CGCM FUNDS

May 30, 2017

Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, New York 10281

Attn: Lauren Hamilton

RE:	CONSULTING GROUP CAPTIAL MARKETS FUNDS (File No. 811-06318)

Dear Ms. Hamilton:

Thank you for your telephonic comments received on April 27, 2017 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the above noted filing made by the Funds. Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filings, except to the extent otherwise noted.

Comment 1.	Certain CGCM Funds hold shares of other Funds as investments. Please disclose the class ownership of these Funds going forward in future filings.

Response 1.	We hereby confirm that we will disclose the class owned of other Funds by CGCM Funds in future filings.

Comment 2.	Please explain the increase in the Portfolio Turnover Rate for 2016 for both the CGCM Large Cap Equity Fund and CGCM Small- Mid Cap Equity Fund.

Response 2.	During 2016, both the Large Cap Equity Fund and Small – Mid Cap Equity Fund had numerous Subadvisor transitions. This resulted in increased portfolio transaction activity thereby resulting in increased portfolio turnover for the year.

Comment 3.	Please complete an amended N-SAR filing that includes an internal control letter with a conformed signature per item 77B.

Response 3.	We hereby confirm that the requested amended filing with the correct Accountant’s Report on Internal Control will be re-filed.

Comment 4.	The Large Cap Equity Fund and Small – Mid Cap Equity Fund both changed their Benchmark during the period. Please explain the reason for the benchmark change as required by Instruction 7 to Item 27B of Form N-1A.

Response 4.	As a result of the reorganization of Large Capitalization Value Equity Investments into Large Capitalization Growth Investments in which the surviving fund was renamed to Large Cap Equity Fund it was deemed that the Russell 1000 Index was a more appropriate benchmark for the surviving fund. In addition, as a result of the reorganization of Small Capitalization Value Equity Investments into Small Capitalization Growth Investments in which the surviving fund was renamed Small – Mid Cap Equity Fund it was deemed that the Russell 2500 Index was a more appropriate benchmark for the surviving fund. Please note that both the new index for each Fund and the predecessor index for each surviving Fund where shown in the most recent amendment to the Trust’s registration statement.

Comment 5.	The Average Annual Total Return table for each Fund included in Management Discussion on Fund Performance has “***” next to each Benchmark which indicates the values shown represent the period from Fund inception (March 8, 2016) through the period end August 31, 2016.

Response 5.	We respectfully acknowledge the comment. The “***” should have only been included in the table for the Inflation – Linked Fixed Income Fund and Ultra – Short Term Fixed Income Fund. Both Funds commenced operations on March 8, 2016.

Comment 6.	The Summary of Investments by Security Sector for the Emerging Markets Equity Fund indicated that 26.1% was invested in the Financial sector. Please confirm appropriate sector risk is disclosed in the Fund’s Prospectus.

Response 6.	We have considered the Fund’s current prospectus disclosure in light of your comment and believe that it appropriately addresses the principal risks applicable to an investment in the Fund. Although the Trust’s annual report indicates that the Fund has invested 26.1% of its assets in the “Financials” sector, the Fund will not be disproportionately exposed to the risks of the financial industry in emerging markets. The “Financials” sector is constructed broadly and includes, among others, consumer finance, asset management, investing banking, capital markets. In addition, the Global Industry Classification Standards included real estate within the “Financials” sector until November 2015, at which time Real Estate was made its own sector. In response to your comment we plan to evaluate the Funds’ current industry and sector classification standards and determine whether any modernizing changes should be implemented going forward.

Comment 7.	The Summary of Investments by Industry for the Municipal Bond Fund indicated that 34.6% was invested in the Education industry. Please confirm appropriate industry risk is disclosed in the Fund’s Prospectus.

Response 7.	We have considered the Fund’s current prospectus disclosure in light of your comment and believe that it appropriately addresses the principal risks applicable to an investment in the Municipal Bond Fund, which maintains an investment portfolio that is diversified with respect to by state and local municipality. Within the education sector there are both local General Obligation bonds (i.e., general liability of that municipality) and education revenue bonds, which increases that sector’s weighting overall, but without concentrating the Fund’s investments in education bonds within any state or municipality.

Comment 8.	The Inflation – Linked Fixed Income Fund had significant derivative activity during the period yet Management’s Discussion of Fund Performance had no discussion of the effect of this activity on fund performance as recommended in the July 30, 2010 letter from the SEC to the Investment Company Institute.

Response 8.	Although the Fund invested significantly in derivatives during the period, these investments typically were made as hedging positions and, in any event, the Fund’s portfolio was managed so as to rely on the de minimis exemption from having to be treated as a “commodity pool,” as set forth in Commodity Futures Trading Commission Rule 4.5. Accordingly, we do not believe derivatives were a required item of discussion by management. Nonetheless, we acknowledge the guidance set forth in the letter from Barry Miller to the Investment Company Institute on July 30, 2010 and will continue to consider whether discussion by management of any Fund’s investments in derivatives is appropriate in future filings.

Comment 9.	In footnote #2 to the financial statements it states that each Fund pays the Manager an investment management fee calculated daily and paid monthly in arrears. Please explain why for Inflation – Linked Fixed income Fund and Ultra – Short Term Fixed Income Fund there are two months of accrual for management fee in the payable balance on the Statement of Assets and Liabilities. In addition, for the management fee waivers noted in footnote 2, if they are subject to recoupment please disclose in the footnotes.

Response 9.	We confirm that the balance included in Investment Management fee payable on the Statement of Assets and Liabilities represents the management fee payable for the month of August 2016 only. In addition, we confirm that the management fee waivers are not subject to recoupment.

Comment 10.	The growth of $10,000 line graph for the Funds included in Management’s Discussion of Fund Performance was not prepared in accordance with Form N-1A Item 27(b)7(ii).

Response 10.	We respectfully acknowledge the comment and will include the Fund’s performance in the $10,000 line graph illustration in future filings.

Comment 11.	The Inflation-Linked Fixed Income Fund and Ultra – Short Term Fixed Income Fund launched on March 8, 2016. Please explain how organization and offering costs were accounted for.

Response 11.	Both Funds incurred offering costs in connection with their launch. These costs were mistakenly identified as organizational expenses on the Statement of Assets and Liabilities. These offering costs were accounted for as a deferred charged and are being amortized to expense over 12 months on a straight line basis. Disclosure regarding this accounting treatment will be added to the footnotes to the financial statements in our next filing.

Comment 12.	The International Fixed Income Fund holds investments in volatility swap contracts at August 31, 2016. Please confirm that adequate disclosure for these investments was made in the Fund’s Prospectus.

Response 12.	We have considered the Fund’s current prospectus disclosure in light of your comment and believe that it appropriately addresses the principal risks applicable to an investment in the Fund, including investments in swaps. Consistent with the approach taken each year, we will re-consider whether enhancements to the Fund’s principal investment strategies and principal risk disclosure should be made in conjunction with the annual update to the Trust’s registration statement.

Comment 13.	The International Fixed Income Fund has written option contracts on both currencies and swaps. Please disclose the activity in written contracts separately for currencies and swaps.

Response 13.	We respectfully acknowledge the comment. The amendments to Regulation S-X as part of Investment Company Report Modernization that will be effective August, 1 2017 eliminate the current written option activity disclosure. Therefore, we note the comment but will not include in future filings.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-1488. Thank you.

Best regards,

/s/ Francis Smith
Francis Smith
Treasurer

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